MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE (212) 486-2500 ____ TELECOPIER (212) 486-0701	OF COUNSEL JAY D. FISCHER EDWARD C. KRAMER MELVIN L. LEBOW MARTIN L. LERNER KEVIN J. MCGRAW ARTHUR L. PORTER, JR JON M. PROBSTEIN I. FREDERICK SHOTKIN

June 12, 2007

Robert S. Littlepage, Jr.
Accounting Branch Chief
100 F Street, NE
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:  Amended 8-K

Dear Mr. Littlepage,

Simultaneous with the filing of this correspondence, American Metal & Technology, Inc. (the “Company”) has filed an amended Current Report on Form 8-K which was initially filed on May 29, 2007. Pursuant to the comments made by the SEC in the letter dated May 30, 2007, we revised Item 4.01 to reflect that there have been no disagreements with our former accountants, Blanchfield, Kober & Company CPA’s, P.C, during the fiscal years 2005 and 2006, nor during the interim period through the date of their dismissal, May 23, 2007.

In addition, we made the following revisions:

1.	the Cover and Signature Pages were changed to reflect the change of the Company’s name on June 1, 2007 from Murray United Development Corp to American Metal & Technology, Inc.
2.	Item 2.01 was revised to reflect the accurate number of shares issued to American Metal Technology Group’s shareholders;
3.	Item 5.03 was revised to reflect the change in fiscal year end from July 31 to December 31;
4.	The Company’s Press Release of June 11, 2007 was added as Exhibit 99.2

Although the Form 8-K/A filed simultaneously with this letter was made primarily pursuant to the comments made by the Commission’s Division of Corporate Finance, the Company understands and acknowledges that conformity with the comments of the Division does not foreclosure the Commission from taking any action with respect to the filing, nor may the Company assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Company further understands that it is responsible for both the adequacy and accuracy of all disclosure in the Current Report on Form 8-K.

Very truly yours,

Mintz & Fraade, P.C.

By:__Alan P. Fraade___________
Alan P. Fraade